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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2019____ AND ENDING____12/31/2019____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4301 Wilson Boulevard

(No. and Street)

Arlington	Virginia	22203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Danielle Sieverling   703-907-5993

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP

(Name – if individual, state last, first, middle name)

10401 West Innovation Drive, Suite 300	Wauwatosa	Wisconsin	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

RE Investment Corporation and Subsidiary

Contents

RE Investment Corporation and Subsidiary
(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplemental Information
Years Ended December 31, 2019 and 2018

Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934

RE Investment Corporation and Subsidiary

(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplemental Information
Years Ended December 31, 2019 and 2018

Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934

OATH OR AFFIRMATION

I, Amy DiMauro _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
RE Investment Corporation _____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

DIANE C. FREY
NOTARY PUBLIC
REG. #237743
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JULY 31, 2020

_____
Signature

Director and Treasurer _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CLA (CliftonLarsonAllen LLP)
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RE Investment Corporation and Subsidiary
Arlington, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



A member of
Nexia
International

3

Board of Directors and Stockholders
RE Investment Corporation and Subsidiary
Page 2

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

Milwaukee, Wisconsin
February 21, 2020

4

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,	2019	2018
Assets		
Cash and cash equivalents	$ 6,941,094	$ 11,013,214
Investments in Homestead Funds, at fair value	4,187,221	2,642,098
Accounts receivable	66,712	60,099
Due from Homestead Funds	1,516,587	1,593,632
Due from NRECA	15,987,857	13,121,177
Prepaid expenses and other assets	514,521	427,338
Deferred compensation asset	273,456	-
Deferred tax asset, net	70,037	-
Fixed assets, net	770,444	995,685
Total assets	**$ 30,327,929**	**$ 29,853,243**
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$ 3,075,117	$ 2,366,139
Accrued employee expenses	724,262	368,533
Deferred compensation liability	273,456	-
Deferred tax liability, net	-	2,141
Total liabilities	**4,072,835**	**2,736,813**
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	25,934,428	26,795,764
Total stockholder's equity	**26,255,094**	**27,116,430**

RE Investment Corporation and Subsidiary

Consolidated Statements of Operations

Years Ended December 31,	2019	2018
Income		
Management and administrative fees, net – Homestead Funds	$ 14,418,862	$ 18,915,982
Management fees – benefit plans	6,299,630	4,887,194
Management fees – other	255,948	248,867
Interest and dividends	584,569	467,685
Realized gain on investments	-	74,027
Net unrealized appreciation (depreciation) on investments in Homestead Funds	305,277	(474,829)
Total income	21,864,286	24,118,926
Expenses		
Personnel costs	9,772,299	8,485,738
Allocated administrative costs from NRECA	3,988,312	3,518,054
Intermediary fees	889,868	1,762,037
Money management fees	1,298,885	1,235,015
Technology and investment research	2,056,881	1,989,898
Professional fees	489,319	273,261
Promotional	364,709	226,470
Registration fees	154,227	135,703
Insurance	112,784	124,819
Communication	32,401	37,139
Other	3,197,919	1,502,052
Total expenses	22,357,604	19,290,186
(Loss) income before taxes	(493,318)	4,828,740
Income tax benefit (provision)	131,982	(1,305,661)
Net (loss) income	$ (361,336)	$ 3,523,079

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, December 31, 2017	$ 1,000	$ 319,666	$ 23,772,685	$ 24,093,351
Net income	-	-	3,523,079	3,523,079
Dividends paid	-	-	(500,000)	(500,000)
Balance, December 31, 2018	1,000	319,666	26,795,764	27,116,430
Net loss	-	-	(361,336)	(361,336)
Dividends paid	-	-	(500,000)	(500,000)
Balance, December 31, 2019	$ 1,000	$ 319,666	$ 25,934,428	$ 26,255,094

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31,	2019	2018
Cash flows from operating activities		
Net (loss) income	$ (361,336)	$ 3,523,079
Adjustments to reconcile net (loss) income to net cash		
(used) provided by operating activities		
Purchase of mutual fund shares	(1,239,846)	(2,144,799)
Proceeds from sales of mutual fund shares	-	149,174
Realized gain from proceeds on mutual fund shares sold	-	(74,027)
Net unrealized (appreciation) depreciation on investments		
in Homestead Funds	(305,277)	474,829
Depreciation and amortization	267,049	267,938
Deferred tax benefit	(72,178)	(132,045)
(Increase) decrease in assets		
Accounts receivable	(6,613)	1,640
Due from Homestead Funds	77,045	657,543
Due (from) to NRECA (reduced by investing activities)	(3,150,697)	1,000,430
Prepaid expenses and other assets	(87,183)	(105,034)
Deferred compensation asset	(273,456)	-
Increase (decrease) in liabilities		
Accrued liabilities	708,978	(48,406)
Accrued employee expenses	355,729	(190,961)
Deferred compensation liability	273,456	-
Net cash (used) provided by operating activities	(3,814,329)	3,379,361
Cash flows from investing activities		
Purchase of property and equipment	(41,808)	(161,116)
Due from NRECA (reduced by operating activities)	284,017	(2,500,000)
Net cash used in investing activities	242,209	(2,661,116)
Cash flows from financing activities		
Dividends paid	(500,000)	(500,000)
Net cash used in financing activities	(500,000)	(500,000)
(Decrease) increase in cash and cash equivalents	(4,072,120)	218,245
Cash and cash equivalents, beginning of year	11,013,214	10,794,969
Cash and cash equivalents, end of year	$ 6,941,094	$ 11,013,214
Supplemental cash flow disclosure:		
Federal and State taxes paid	$ -	$ 2,168,037

See accompanying notes to consolidated financial statements.

8

1. Summary of Significant Accounting Policies

Nature of Operations

RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

RE Advisers Corporation (RE Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to Homestead Funds, Inc., an affiliate of NRECA, multiple employer benefit plans administered by NRECA, and other unaffiliated clients.

In 2019 and 2018, NRECA provided personnel, property and services to RE Investment and RE Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of Federally insured limits; however, the Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

Fair Value

Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
Level 2: Inputs based on quoted market prices (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own best estimate of what market participants would use in pricing the asset or liability at fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, and are also classified as trading securities, are considered Level 1, and measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. All costs for property and equipment greater than $2,000 and all costs for leasehold improvements greater than $10,000 with a useful life of more than 1 year when acquired are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining life of the lease at the time of purchase. Software is amortized over its expected useful life, generally five years. When assets are sold or otherwise disposed of, the asset and the related accumulated depreciation and amortization are removed from the accounts, and any remaining gain or loss is included with operations.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Revenues for mutual funds are calculated based on predetermined percentages of the average daily market values of assets under management, as defined in the investment management agreements. Management fees for separately managed accounts are calculated based on predetermined percentages of the average market value of assets under management at the end of each month. Management fees for the affiliated employer pension plans are calculated based on the actual cost of RE Advisers to provide the service, assuming RE Advisers total costs are allocated based on the market value of net assets under management of the portfolios it services at the end of each month. Revenues are recognized when obligations under the terms of contracts with customers are satisfied, which is over time as the services are rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2016.

2. Investments in Homestead Funds

At December 31, 2019 and 2018, RE Advisers held shares in the Homestead Funds, Inc., a related party. These securities are classified as trading securities and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices in active markets and are therefore classified as level 1 in the fair value hierarchy. RE Advisers purchased $1,000,000 of the Intermediate Bond Fund, a new Homestead Fund that was launched by RE Advisers in May of 2019. There were no other purchases in the year ended December 31, 2019, other than reinvestment of distributions and no sales.

The fair value of RE Advisers' investments in the Funds at December 31, 2019 and 2018, are as follows:

December 31,	2019	2018
Short-Term Government Securities Fund	$ 427,251	$ 413,356
Short-Term Bond Fund	428,915	412,809
Intermediate Bond Fund	1,046,914	-
Small-Company Stock Fund	538,173	440,554
Value Fund	584,957	458,095
International Equity Fund	580,383	464,948
Growth Fund	580,628	452,336
Total	$ 4,187,221	$ 2,642,098

RE Advisers held $6,927,364 and $10,999,484 at December 31, 2019 and 2018, respectively, in the Homestead Daily Income Fund, a money market fund valued at $1.00 and reflected in cash and cash equivalents on the consolidated statements of financial condition.

3. Fixed Assets

Fixed assets consist of the following at:

December 31,	2019	2018
Software	$ 1,041,846	$ 1,041,846
Leasehold improvements	257,653	257,653
Furniture and equipment	234,752	225,235
	1,534,251	1,524,734
Less accumulated depreciation and amortization	(763,807)	(529,049)
Fixed assets, net	$ 770,444	$ 995,685

4. Investment Management and Administrative Agreements

RE Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Intermediate Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Equity Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the years ended December 31, 2019 and 2018, the Funds incurred the following management or administrative fees:

December 31,	2019	2018
Daily Income Fund	$ 827,809	$ 829,885
Short-Term Government Securities Fund	333,625	343,623
Short-Term Bond Fund	3,339,856	3,306,894
Intermediate Bond Fund	49,608	-
Value Fund	4,461,016	4,903,641
Growth Fund	1,465,706	1,335,112
Small-Company Stock Fund	3,362,908	7,496,933
International Equity Fund	548,474	562,289
Stock Index Fund	383,614	371,514
	14,772,616	19,149,891
Contractual waivers	353,754	233,909
Net fees	**$ 14,418,862**	**$ 18,915,982**

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the expense limitation agreements, $353,754 and $233,909 of management fees were waived from the Funds for the years ended December 31, 2019 and 2018, respectively. RE Advisers reimbursed the Intermediate Bond Fund $89,423 in 2019. There were no reimbursements in 2018.

At December 31, 2019 and 2018, the Funds owed $1,516,587 and $1,593,632, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has entered into investment management agreements with the NRECA 401(k) Pension Plan, Retirement Security Plan, and Group Benefits Program (Plans). The Plans are multiple employer retirement plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and are administered by NRECA. Per the agreements, NRECA reimburses the Company for the portion of the Company's costs associated with managing the Plans. For the years ended December 31, 2019 and 2018, management fees from the Plans were $6,299,630 and $4,887,194, respectively. Any receivables at December 31, 2019 and 2018 are included in due from NRECA on the consolidated statements of financial condition.

In 2019, RE Advisers reimbursed the NRECA Retirement Security Plan and NRECA 401(k) Pension Plan, $1,145,362 and $585,735, respectively, for investment losses incurred by the Plans due to a transaction error made by RE Advisers. The expenses are reflected in other on the Statement of Operations.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2019 and 2018, RE Advisers' receivables from these companies were $66,712 and $60,099, respectively. Management fee income from these agreements was $255,948 and $248,867 for the years ended December 31, 2019 and 2018, respectively.

5. Disaggregated Revenue

The following table details disaggregated revenue from contracts with customers:

December 31,	2019	2018
Revenue from contracts with customers		
Management and administrative fees, net – Homestead Funds	$ 14,418,862	$ 18,915,982
Management fees - benefit plans	6,299,630	4,887,194
Management fees - seperately managed accounts	253,408	246,113
Management fees - other	2,540	2,754
Total revenue from contracts with customers	$ 20,974,440	$ 24,052,043
Interest and dividends	$ 584,569	$ 467,685
Realized gain on investments	-	74,027
Net unrealized appreciation (depreciation) on investments in Homestead Funds	305,277	(474,829)
Total revenue	$ 21,864,286	$ 24,118,926

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 0 to 1. At December 31, 2019, the Company had regulatory net capital of $6,606,704 and a regulatory net capital requirement of $266,522. The Company's ratio of aggregate indebtedness to regulatory net capital was .6 to 1 at December 31, 2019. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2019. At December 31, 2018, the Company had regulatory net capital of $10,497,039 and a regulatory net capital requirement of $182,311. The Company's ratio of aggregate indebtedness to regulatory net capital was .4 to 1 at December 31, 2018. On a stand-alone basis RE Investment had a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2018.

The following reconciles the Company's computation of net capital at December 31, 2019 as reported in the audited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Amended Focus Report	$ 13,730
Plus subsidiary's investments	11,114,585
Less haircuts on subsidiary's investments	(448,776)
Less liabilities of subsidiary	(4,072,835)
Net capital per above	$ 6,606,704

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, claims an exemption from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

7. Pension Plan and Other Postretirement Benefits

Substantially all employees of RE Advisers participate in the Retirement Security Plan (RS Plan) and the 401(k) Plan administered by the NRECA.

RS Plan

The RS Plan is a defined benefit, multiple employer plan qualified under Section 401 of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. The employer identification number of the plan sponsor, NRECA, is 53-0116145 and the plan number is 333. For GAAP purposes, the RS Plan is considered a multi employer plan. In a multi employer plan all plan assets are available to pay benefits of any plan participant. Separate asset accounts are not maintained for participating employers and, as a result, assets contributed by one employer may be used to provide benefits to employees of other participating employers. In the RS Plan, a zone status determination is not required and, therefore, not determined, under the Pension Protection Act (PPA) of 2006. In addition, the accumulated benefit obligations and plan assets are not determined or allocated separately by individual employer. In total, the RS Plan was over 80 percent funded at January 1, 2019, and January 1, 2018, based on the PPA funding target and PPA actuarial value of assets on those dates. Because the provisions of the PPA do not apply to the RS Plan, funding improvement plans and surcharges are not applicable. Future contribution requirements are determined each year as part of the actuarial valuation of the plan and may change as a result of plan experience.

All employees of RE Advisers that work a minimum of 1,000 hours per year are eligible to participate in the RS Plan after completing one year of service. Pension contributions are made equal to the amounts accrued for pension expense, including amortization of past service costs. Pension contribution expense, which is included in personnel costs in the consolidated statements of operations, for the years ended December 31, 2019 and 2018, amounted to $560,924 and $916,285, respectively. In 2019 and 2018, RE Advisers elected to participate in the prepayment option offered to participating employers. Contributions in 2019 and 2018 represented less than 5 percent of the total contributions made to the RS Plan by all participating employers.

401(k) Plan

The 401(k) Plan is a defined contribution, multiple employer plan qualified under Section 401(k) of the IRC and is exempt from federal income tax. All employees of RE Advisers who work a minimum of 1,000 hours per year and have completed one month of service are eligible to make contributions to the 401(k) Plan. Participants can make contributions through salary deferral subject to Internal Revenue Service maximum limitations. For 2019 and 2018, RE Advisers made matching contributions up to 5% of each eligible participant's annual base salary. Additionally, RE Advisers contributed a special employer base contribution of $2,000 for 2019 and 2018. The 401(k) Plan pension expense, which was included in personnel costs on the consolidated statements of operations, for the years ended December 31, 2019 and 2018, was $293,565 and $170,173, respectively.

Postretirement Benefits Other than Pensions

In addition to providing pension benefits, RE Advisers provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at retirement after meeting minimum age and annual hours worked requirements. Benefits are provided through medical plans in which the employees are enrolled at the time of retirement.

The following table sets forth the postretirement benefits obligation at December 31,

December 31,		2019		2018
Postretirement benefit obligation, beginning of year	$	150,707	$	111,557
Service cost		6,882		6,920
Interest cost		12,767		5,047
Actuarial (gain)/loss, net		222,703		38,117
Estimated benefit cost		(36,562)		(10,934)
Postretirement benefits obligation, end of year	$	356,497	$	150,707

The present value of the postretirement benefit obligation was as follows at December 31,

December 31,		2019		2018
Accumulated postretirement benefit obligation (APBO):				
Active participants not yet eligible	$	288,778	$	54,248
Fully eligible active participants		12,291		28,101
Retirees, disabled, and dependents		55,428		68,358
Postretirement benefit obligation	$	356,497	$	150,707

RE Adviser's postretirement benefit obligation approximates fair value and is unfunded as of December 31, 2019.

Components of the net periodic postretirement benefit cost and other postretirement benefit related changes included in the consolidated statements of operations were as follows for the year ended December 31,

Years Ended December 31,		2019		2018
Service cost	$	6,882	$	6,920
Interest cost		12,767		5,047
Actuarial (gain)/loss, net		222,703		38,117
Net periodic postretirement benefit cost and other postretirement benefit related changes	$	242,352	$	50,084

There were no payments made in 2019 or 2018 for retiree health and life insurance.

The weighted-average discount rate used in calculating the postretirement liability and the discount rate used in calculating the net periodic benefit cost was 3.65% and 3.85% in 2019 and 2018, respectively. The 2019 health care trend rates were 1.0% for 2019, 6.6% for 2020, 6.4% for 2021, 6.0% for 2022 then decreasing 0.25% per year until reaching terminal trend rate of 5%.

The RE Advisers' estimated future benefit payments to the postretirement benefit plan are as follows:

Years Ending December 31,		
2020	$	40,304
2021		35,832
2022		31,163
2023		24,602
2024		28,560
Thereafter		114,753

Given the estimated included in the calculations of these accumulated benefit obligations, it is possible amounts recorded under this plan may change in the near term.

Other Plans

The RE Advisers has established an Executive Benefit Restoration Plan, whereby, employees whose compensation exceeds Section 401(a)(17) limitations of the IRC or whose benefit under the RS Plan exceeds Section 415 limitations of the IRC, and who are designated by the Board, and who have a pension limitation, as defined in the plan document, on their normal retirement date are eligible for benefits. Benefits are paid after attainment of normal retirement date and continue annually provided that a pension limitation exists. The benefit is forfeited in its entirety if the employee is terminated for any reason before attainment of normal retirement date. The Executive Benefit Restoration Plan impact, which was included in personnel costs on the consolidated statements of operations, was an expense of $80,349 and a benefit of $123,185, for the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, the pro rata actuarial present value of the benefits amounted to $92,963 and $12,614, respectively, which was included in accrued employee expenses on the statements of financial condition.

8. Retention Bonus

In 2018, Retention Bonus Agreements were entered into with certain at risk employees. Under the agreements, employees receive a retention payment credited to an account for their benefit after one and two years. After three years of employment, employees receive a third payment, along with the amount credited in years one and two. If an employee leaves after years one or two, they receive the accumulated funds that have been credited to them. The expense and liability related to the retention bonuses was $361,000 and $270,750, for the years ended December 31, 2019 and 2018, respectively, which was included in personnel costs on the consolidated statements of operations and accrued liabilities on the statements of financial condition. In 2019, $270,750 was deposited into accounts for the benefit of the employees, invested in the Homestead Daily Income Fund. The value of the accounts at December 31, 2019 was $273,456 and is reflected as a deferred compensation asset and liability on the statement of financial condition. As of December 31, 2019, the remaining commitment on the agreements is $451,250.

9. Income Taxes

At December 31, 2019 and 2018, there was a net deferred tax asset of $70,037 and liability of $2,141, respectively, related to the tax effect of unrealized gains (losses) on investments in mutual funds, depreciation on fixed assets, and deferred employee compensation.

For the years ended December 31, 2019 and 2018, the benefit (provision) for income taxes consists of:

December 31,		2019		2018
Current tax benefit (expense)	$	59,804	$	(1,437,706)
Deferred tax benefit		72,178		132,045
Income tax benefit (provision)	$	131,982	$	(1,305,661)

The benefit (provision) for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

December 31,		2019		2018
Expected tax benefit (provision) at 21% rate	$	103,597	$	(1,014,035)
State and local taxes - net		23,186		(226,951)
Non-deductible expenses and other		5,199		(64,675)
Income tax benefit (provision)	$	131,982	$	(1,305,661)

10. Related Parties

The Company participates in a cash management program with NRECA and other subsidiaries of NRECA. The cash is invested by NRECA in commercial paper or short-term debt with staggered maturity dates. At December 31, 2019 the Company's parent, NRECA, owed the Company $15,987,857, consisting of $14,493,993 owed for consolidating investing activities and $1,493,864 owed for services from the NRECA Plans as described in Note 4, and other monthly operating expenses. At December 31, 2018, the Company's parent, NRECA, owed the Company $13,121,177, consisting of $14,778,010 owed from NRECA for consolidating investing activities and $1,656,833 owed to NRECA for monthly services as described in Note 1, and other monthly operating expenses.

Per the investment management or administrative agreements between RE Advisers and each Homestead Fund, RE Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services. RE Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of RE Advisers. In exchange for these services, the Homestead Funds paid RE Advisers an investment management or administrative fee in 2019 and 2018 as explained in note 4.

The Company paid its parent a dividend of $500,000 in 2019 and 2018.

11. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2019 and 2018:

December 31,	2019	2018
Assets	$ 30,126,080	$ 29,661,459
Stockholder's equity	$ 26,053,245	$ 26,924,646

As of December 31, 2019, the $26,053,245 of stockholder's equity and $4,072,835 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $6,592,974 and $261,522, respectively. As of December 31, 2018, the $26,924,646 of stockholder's equity and $2,736,813 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $8,262,671 and $177,311, respectively.

12. Subsequent Events

The Company evaluated subsequent events through February 21, 2020, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.

Supplemental Information

RE Investment Corporation and Subsidiary

Schedule I, Computation of Net Capital Under Rule 15c3-1

December 31, 2019

Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital:

Total stockholder's equity from the consolidated statement of financial condition	$	26,255,094
Less: Nonallowable assets:		
Haircut on investments in Homestead Funds, at fair value		448,776
Accounts receivable		66,712
Due from Homestead Funds		1,516,587
Due from NRECA		15,987,857
Prepaid expenses and other assets		514,521
Deferred compensation		273,456
Deferred tax asset, net		70,037
Fixed assets, net		770,444
Net capital	**$**	**6,606,704**

Computation of Basic Net Capital Requirement:

Minimum net capital required, 6 2/3% of $4,072,835, under Rule 15c3-1	$	271,522
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	266,522
Excess net capital	$	6,340,182

Computation of Aggregate Indebtedness:

Accrued liabilities	$	3,075,117
Accrued employee expenses		724,262
Deferred compensation		273,456
Total Aggregate Indebtedness Liabilities	**$**	**4,072,835**
Percentage of aggregate indebtedness to net capital		62%

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Amended Focus Report	$	13,730
Plus subsidiary's investments		11,114,585
Less haircuts on subsidiary's investments		(448,776)
Less liabilities of subsidiary		(4,072,835)
Net capital per above	$	6,606,704

RE Investment Corporation and Subsidiary
December 31, 2019
Schedule II, Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3 (exemption)

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c-3-3 under the Securities Exchange Act of 1934 is not included as the Company claims exemption from such computation under Section (k)(1), as the Company does not carry customers' accounts on its books.

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), since the Company does not carry customers' accounts on its books.



CLA (CliftonLarsonAllen LLP)
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RE Investment Corporation and Subsidiary (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 and in the related schedules and working papers, noting no differences.



A member of
Nexia
International

Board of Directors
RE Investment Corporation and Subsidiary
Page 2

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 21, 2020

Board of Directors
RE Investment Corporation and Subsidiary
Page 3

RE Investment Corporation and Subsidiary
Schedule of Form SIPC-3 Revenues for the Year ended December 31, 2019

Amount ($)	Business activities through which revenue was earned
$ -	Business conducted outside the United States and its territories and possessions
-	Distribution of shares of registered open end investment companies or unit investment trusts
-	Sale of variable annuities
-	Insurance commissions and fees
-	Investment advisory services to one of more registered investment companies or insurance company separate accounts
-	Transactions in securities futures products
21,864,286	Revenue attributable to consolidation with RE Advisers Corporation
$21,864,286	**Total Revenues**



CLA (CliftonLarsonAllen LLP)
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RE Investment Corporation and Subsidiary (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) RE Investment Corporation and Subsidiary stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clifton Larson Allen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 21, 2020



RE Investment Corporation
Exemption Report

RE Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Section 1

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) Section 1 throughout the most recent fiscal year without exception.

_____

RE Investment Corporation

I, *Amy DiMauro* , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Amy DiMauro_

Title: *Treasurer*

February 14, 2020